Filed by: Broadway Financial Corporation
(Commission File No.: 001-39043)
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Broadway Financial Corporation
(Commission File No.: 001-39043)
Date:  November 23, 2020

Integration Update No. 2

Monday, November 23, 2020 | Internal & Confidential
Brian E. Argrett & Wayne Bradshaw

Dear Colleagues:

The Integration Management Office (IMO) and Integration Steering Committee (SteerCo) are proud to share a second update on our plans to integrate City First Bank and Broadway Federal. Since our last update, our integration planning has begun in earnest. Led jointly by colleagues from both banks, fifteen teams are now charged with doing the detailed work of exploring how to best merge our operations and strategies. Each team is dedicated to a different “Work Stream” and will develop recommendations on the best way to proceed in their area. As they do, the teams will work from a common set of guiding principles, intended to ensure that their recommendations reflect a shared set of aspirations for our merger of equals.

With each team member contributing their unique talent, knowledge, and expertise, we are working toward several milestones. “Day 1” is the legal close of our transaction—when we can begin to function officially as a new bank. We estimate that this will occur in the first quarter of 2021, subject to approvals from regulators and shareholders. Because of the complexity of the merger process, and the thorough nature of this work, we expect that fully integrating our operations (which we call “the end state”) will continue beyond Day 1, by at least up to a year.

As we continue this work, please join us in thanking the colleagues leading our integration efforts for their dedication and support.

Merger of Equals -- Thoughtful Integration Design

Our approach to integrating our businesses is a bit unusual in the world of M&A. Unlike many transactions, we are not adopting processes, products, or strategies wholesale from one entity and bolting it on to the other. Instead, relying on our joint leadership integration model, we are designing a new bank that reflects the best of City First and Broadway—while always remaining alert to opportunities to build something even better. The “end state” will reflect a combination of both organizations, including functions from Broadway and City First, a blending of the two, and possibly an entirely new model in a particular area. We will work collaboratively to evaluate our respective organizational assets and make high-level “design choices” jointly, with the goal of achieving the perfect blend of assets that make us a viable and more compelling organization together.

To inform our analysis and decision making, we plan to hold focus groups with small groups of colleagues in the weeks ahead, which will allow us to better understand the current culture of each bank. Our goal is to develop a best-in-breed culture that takes strengths from both organizations and also adopts new ways of operating.

Stronger Together

From onset of our exploring the possibility to merge, we were motivated by the need for our partnership. With our eyes set on our north star, we believe our path forward is bright. We can achieve the trailblazing aspirations envisioned by our founders—helping marginalized communities grow and prosper through the intentional and disciplined provision of capital. The uncertainty and unrest of the current times tests our resilience and calls on our experience to meet the challenges before us. Equally, the current times show us that our leadership has never been needed more.

We extend our heartfelt thanks to each of you for your leadership and support in helping us achieve this vision, and look forward to keeping you apprised of progress as our integration work continues. Meantime, for any questions, feel free to reach out to the respective Work Stream Leads, or Cynthia and Ruth.

Additional Information and Where to Find it

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination (the “proposed transaction”) between Broadway Financial Corporation, a Delaware corporation (“Broadway”) and CFBanc Corp., a District of Columbia benefit corporation (“City First”). In connection with the proposed transaction, Broadway intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of Broadway and City First and a prospectus of Broadway (the “Joint Proxy/Prospectus”). Broadway also plans to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any definitive Joint Proxy/Prospectus (if and when available) will be mailed or otherwise provided to stockholders of Broadway and City First. INVESTORS AND SECURITY HOLDERS OF BROADWAY AND CITY FIRST ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Broadway and City First, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Broadway will also be available free of charge on Broadway’s website at https://www.broadwayfederalbank.com/financial-highlights. Copies of the Registration Statement and the Joint Proxy/Prospectus can also be obtained, when it becomes available, free of charge by directing a request to Broadway Financial Corporation, 5055 Wilshire Boulevard Suite 500 Los Angeles, California 90036, Attention: Investor Relations, Telephone: 323-556-3264, or by email to investor.relations@broadwayfederalbank.com, or to CFBanc Corporation, 1432 U Street, NW DC 20009, Attention: Audrey Phillips, Corporate Secretary, Telephone: 202-243-7141.

Certain Information Concerning Participants

Broadway, City First and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Broadway is set forth in Broadway’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on May 20, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy/Prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, can be obtained free of charge from the sources indicated above. Investors should read the Joint Proxy/Prospectus carefully when it becomes available before making any voting or investment decisions.

Cautionary Statement Regarding Forward-Looking Information

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “poised,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements; however the absence of these words does not mean the statements are not forward-looking. Forward-looking statements in this communication include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this communication. Such risk factors include, among others: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any decline in global economic conditions or the stability of credit and financial markets; the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of Broadway or of City First may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all or failure to close the proposed transaction for any other reason, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Broadway Common Stock, the risk relating to the potential dilutive effect of shares of Company Common Stock to be issued in the proposed transaction, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk of possible adverse rulings, judgments, settlements and other outcomes of pending litigation, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Broadway and City First to retain customers and retain and hire key personnel and maintain relationships with their customers and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and that they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, or that the entities may not be able to successfully integrate the businesses, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Broadway’s control. Additional factors that could cause results to differ materially from those described above can be found in Broadway’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K or other filings, which have been filed with the SEC and are available on Broadway’s website at https://www.broadwayfederalbank.com/financial-highlights and on the SEC’s website at http://www.sec.gov.

Actual results may differ materially from those contained in the forward-looking statements in this communication. Forward-looking statements speak only as of the date they are made and Broadway undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication.

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